December 1, 2005

Via Edgar and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	National Datacomputer, Inc.
Form 8-K filed November 14, 2005
File No. 0-15885

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), I am hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Current Report on Form 8-K/A (the “Revised Form 8-K”) to the Current Report on Form 8-K initially filed with the Commission on November 14, 2005 (the “Form 8-K”).

The Revised Form 8-K is being filed in response to comments contained in the letter dated November 16, 2005 from Brad Skinner of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to me. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Form 8-K as set forth in the Revised Form 8-K.

1. Comment: Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company and its accountant “agreed to end their business relationship,” as that wording is unclear to the reader. Additionally, include a letter from the former accountant acknowledging the revised disclosure.

December 1, 2005

Response: In response to this comment, the Company has revised the disclosure in the Revised Form 8-K to use the wording referred to in Item 304(a)(1)(i) of Regulation S-B. In addition, the Company has included a new letter from its former accountant acknowledging the disclosures in the Revised Form 8-K.

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing the Revised Form 8-K and this letter.

We hope that the above responses and the related revisions to the Revised Proxy Statement will be acceptable to the Commission. Please do not hesitate to call me at (978) 663-7677 with any questions regarding the Revised Form 8-K or this letter. Thank you for your time and attention.

Very truly yours,

/s/ John P. Ward
John P. Ward

cc:   Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Neil H. Aronson, Esq.
Scott A. Samuels, Esq.

BDO Seidman, LLP
Catherine M. Moy